Newport Corporation
1791 Deere Avenue
Irvine, CA 92606
949.863.3144
October 2, 2008
Via Facsimile and Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Angela J. Crane, Accounting Branch Chief
Re:	Newport Corporation File No. 0-01649 Responses to SEC Staff comments made by letter dated September 18, 2008
Ladies and Gentlemen:
Newport Corporation (the “Company”) hereby respectfully submits its responses to the SEC Staff comments made by letter dated September 18, 2008, relating to the Company’s Form 10-K for the fiscal year ended December 29, 2007.
The Company’s responses are keyed to numbered paragraphs that correspond to the comments made by the SEC Staff in the September 18, 2008 letter. Each response is preceded by a reproduction of the corresponding SEC Staff comment.
The Company acknowledges that:
(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; provided, however, that the foregoing shall not preclude the Company from asserting any defense, counterclaims or similar action or remedy that may otherwise be available to the Company at law or in equity.

Securities and Exchange Commission
October 2, 2008

Form 10-K for the Period Ended December 29, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35
Critical Accounting Policies and Estimates, page 36
1.	We note your critical accounting policy regarding revenue recognition merely repeats the policy from your significant accounting policies footnote without elaboration. For each identified critical accounting policy, please expand to describe the specific factors that, in your view, makes each critical. Discuss the nature of estimates and uncertainties about those estimates inherent to each individual policy, including how you make those estimates. Discuss how different assumptions, methods or conditions might effect your financial statements. Revise future filings to comply.

Response 1:

The Company confirms that in future filings it will expand its disclosure regarding critical accounting policies to describe the criteria used by the Company to determine whether an accounting policy is critical, and any specific factors that, in the Company’s view, make a particular policy critical. The Company respectfully submits that the Company believes that it has explained, both generally and individually in each policy in which estimates are involved, the nature of estimates and uncertainties about those estimates inherent to the policies, including how the Company makes those estimates, as well as how different assumptions, methods or conditions might affect the Company’s financial statements. The Company will expand such disclosure in future filings.
Notes to Consolidated Financial Statements, page F-7
Note 1 Organization and Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-10
2.	Please tell us and expand your disclosure in future filings to clarify your revenue recognition policy with regards to post shipment obligations, including credits, discounts, price protection or other arrangements with third party distributors. Please include a discussion of the sales discounts that are provided to distributors that sometimes provide them with sales discounts below list price. Also, to the extent these discounts affect your gross margins, please discuss in your MD&A.

Response 2:

The Company respectfully submits that the Company has included detailed disclosure of its revenue recognition policy with respect to all post-shipment obligations that are material to the Company’s business, including installation, training and other service obligations and permitted product returns.

The Company supplementally advises the Staff that the Company does not have any further post-shipment obligations with respect to credits, discounts, price protection or other arrangements with third party distributors. The Company’s third party distributors are located primarily in

Securities and Exchange Commission
October 2, 2008

foreign countries in which the Company does not have a local presence. In accordance with the Company’s agreements with such distributors, a discount below list price is generally provided at the time the product is sold to the distributor, and such discount is reflected in a reduced amount of revenue from that product recognized as net sales on the Company’s statement of operations. None of the Company’s agreements with such distributors provide for credits, price protection or other special pricing arrangements of any kind. Distributors, like all of the Company’s customers, are permitted to return standard catalog products not exceeding $5,000 in the aggregate (in their original condition and in the original or equivalent packaging) for credit within thirty (30) days of the initial invoice date (60 days outside of the U.S.), subject to a 25% restocking charge. Such returns have historically been insignificant and are charged against revenue in the period in which the products are returned.

The Company respectfully submits that it has included disclosure regarding its arrangements with its independent distributors in Item 1 (Business) of its Annual Report on Form 10-K under the heading “Sales and Marketing.” In future filings, the Company will add disclosure in the note to its financial statements relating to its revenue recognition policy, and in its related discussion in MD&A, to further clarify its arrangements with distributors with regard to revenue recognition.

The Company further supplementally advises the Staff that the Company’s distributors are located primarily in foreign countries where products are sold at international list prices that are set higher than the Company’s domestic list prices to account for, among other things, the need to sell through independent sales channels. The discounts provided to distributors vary depending on the market conditions and service levels required in the region in which the distributor is located. In many cases, the level of discount, combined with the higher international list prices, results in a net sales price for a given product sold to a distributor that is not materially different from the price at which such product is sold directly by the Company to other customers. In certain cases, the discount provided to a distributor does result in a lower net sales price and a lower gross margin on the sale of a product; however, such sales have not been material to the Company’s overall net sales and have not materially affected the Company’s overall gross margin. If in future periods such discounts have a material impact on the Company’s gross margins, the Company will discuss such impact in MD&A.
Note 17 Business Segment Information, page F-33
3.	Disclosure of long-lived assets by geographic area under SFAS 131 should present tangible assets only and should not include intangibles or investments. See question 22 to the FASB publication “Segment Information: Guidance on Applying Statement 131.” Apply in future filings.

Response 3:

The Company confirms that in future filings it will exclude intangible assets and investments from its disclosure of long-lived assets by geographic area under SFAS 131.
Item 11 Executive Compensation
4.	We note from your disclosure under “Implementation of Our Compensation Objectives and the Role of Our Compensation Committee” that you have incorporated by reference from page 12 of your proxy statement that you target base salaries and total cash compensation for your named executive officers at the 50th percentile of your peer companies and that you target performance-

Securities and Exchange Commission
October 2, 2008

based equity compensation at the 75th percentile of your peer companies. Given that you target the elements of your compensation packages, please briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why. In addition, in your applicable future filings, please identify the peer companies you use.

Response 4:

The Company confirms that in applicable future filings it will expand its discussion regarding executive compensation to state where each element of compensation provided to the named executive officers falls relative to the targeted percentile of the Company’s peer companies or otherwise relates to such peer company data. The Company supplementally advises the Staff that, in 2007, none of the named executive officers were compensated at levels that were materially different from the targeted levels. If, in future years, any named executive officers are compensated at levels that are materially different from the targeted levels, the Company will disclose that fact, and the Compensation Committee’s reasons therefor, in its applicable future filings. The Company will also identify in applicable future filings the peer companies used in the analysis of executive compensation.
5.	We note from the disclosure incorporated by reference from your proxy statement that you have not quantified the various financial measures that are necessary to be achieved in order for your named executive officers to earn their compensation under the annual cash incentive plan or in order for their restricted stock awards to vest under the 2006 Performance-Based Stock Inventive Plan. As applicable, please provide such disclosure in your future filings. To the extent you believe that disclosure of the information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detail explanation supporting your conclusion. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. If it is appropriate to omit specific targets or performance objectives based on a competitive harm analysis, please provide the appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. If discussing how difficult or likely it will be to achieve the targeted financial measures or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm and provide sufficient discussion and analysis as to the level of increased performance the established financial measures are intended to incentivize.

Response 5:

The Company confirms that in future filings, as part of the Company’s discussions regarding compensation paid to, and/or the vesting of equity awards held by, the named executive officers on a historical basis under the Company’s annual cash incentive plan, 2006 Performance-Based Stock Incentive Plan or similar cash or equity incentive plans, it will quantify the specific financial targets and disclose other specific performance factors that were necessary to be achieved in order for the named executive officers to earn such cash or equity compensation. The Company will only omit such quantification and disclosure in cases in which the Company determines that disclosure of such information would result in competitive harm, entitling the Company to exclude such information under Instruction 4 to Item 402(b) of Regulation S-K.

Securities and Exchange Commission
October 2, 2008

The Company respectfully submits that, where the Company has excluded specific financial targets from its disclosure regarding incentive compensation in reliance on Instruction 4 to Item 402(b) of Regulation S-K, it has included disclosure regarding the Company’s view as to the difficulty in achieving the undisclosed target levels, and the Company believes that such disclosure complies with Instruction 4. In future filings, if the Company excludes specific financial targets or other performance factors from its disclosure regarding incentive compensation in reliance on Instruction 4 to Item 402(b) of Regulation S-K, the Company will provide as much detail as necessary regarding the difficulty or likelihood of achieving the financial targets or other performance factors without disclosing information that poses a reasonable risk of competitive harm, and will provide sufficient discussion and analysis as to the level of increased performance the established financial targets are intended to incentivize.
Certifications, Exhibit 31.1 and 31.2
6.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title. Refer to Item 601 (31) of Regulation S-K.

Response 6:

The Company respectfully submits that it had interpreted the phrase “[identify the certifying individual]” at the beginning of the certifications required by Item 601(31) of Regulation S-K to require both the name and the title of the certifying individual, and the Company appreciates the Staff’s clarification that such phrase is intended to refer only to the name of the certifying individual. The Company will exclude the title of the certifying individual from the beginning of such certifications in future filings.
If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at (949) 253-1273, or by facsimile at (949) 253-1221.

Sincerely,
/s/ Charles F. Cargile
Charles F. Cargile
Senior Vice President, Chief Financial Officer and Treasurer
cc:   Dennis Hult, Staff Accountant